                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
================================================================================
1. Name and Address of Reporting Person*

    The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

    85 Broad Street
--------------------------------------------------------------------------------
                                    (Street)

    New York,                        New York             10004
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

   VoiceStream Wireless Corporation
   (VSTR)
================================================================================
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


================================================================================
4. Statement for Month/Year

   September/1999
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



               -------------------------------------------

================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   [   ] Form filed by One Reporting Person
   [ X ] Form filed by More than One Reporting Person

================================================================================

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  9/23/99   |   S    |   |     5,000     | D   | $68.875  |              |  01,02  |   01,02  |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  9/24/99   |   P    |   |     3,200     | A   | $68.75   |              |  01,02  |   01,02  |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  9/24/99   |   P    |   |     1,800     | A   | $68.8125 |              |  01,02  |   01,02  |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  9/24/99   |   P    |   |     800       | A   | $68.75   |              |  01,02  |   01,02  |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  9/24/99   |   S    |   |     800       | D   | $68.75   |              |  01,02  |   01,02  |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  9/24/99   |   P    |   |     1,600     | A   | $64.375  |      02      |  01,02  |   01,02  |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

               |        |       |       |               |                 |                       |        |9.       |10.   |      |
               |        |       |       |               |                 |                       |        |Number   |Owner-|      |
               |        |       |       |               |                 |                       |        |of       |ship  |      |
               |2.      |       |       |               |                 |                       |        |Deriv-   |of    |      |
               |Conver- |       |       | 5.            |                 |7.                     |        |ative    |Deriv-|11.   |
               |sion    |       |       | Number of     |                 |Title and Amount       |        |Secur-   |ative |Nature|
               |or      |       |       | Derivative    |6.               |of Underlying          |8.      |ities    |Secur-|of    |
               |Exer-   |       |4.     | Securities    |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
               |cise    |3.     |Trans- | Acquired (A)  |Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
               |Price   |Trans- |action | or Disposed   |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.             |of      |action |Code   | of (D)        |(Month/Day/Year) |             |Amount   |ative   |at End   |In-   |ficial|
Title of       |Deriv-  |Date   |(Instr | (Instr. 3,    |-----------------|             |or       |Secur-  |of       |direct|Owner-|
Derivative     |ative   |(Month/|8)     | 4 and 5)      |Date    |Expira- |             |Number   |ity     |Month    |(I)   |ship  |
Security       |Secur-  |Day/   |------ | ------------  |Exer-   |tion    |             |of       |(Instr. |(Instr.  |(Instr|(Instr|
(Instr. 3)     |ity     |Year)  |Code |V|  (A)  | (D)   |cisable |Date    |Title        |Shares   |5)      |4)       |4)    |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option   |        |       |     | |       |       |        |        |             |         |        |         |      |      |
(right to buy) | $9.25  |       |     | |       |       | Immed. | 1/1/08 |Common Stock |   250   |        |   250   |02,03 |02,03 |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option   |        |       |     | |       |       |        |        |             |         |        |         |      |      |
(right to buy) | $9.25  |       |     | |       |       |   04   | 1/1/08 |Common Stock |   704   |        |   704   |02,04 |02,04 |
====================================================================================================================================

Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by GS Capital Partners, L.P. ("GSCP"), GS Advisors, L.P. ("GS Advisors"), Stone Street Fund 1992, L.P. ("Stone Street"), Bridge Street Fund 1992, L.P. ("Bridge Street" and, together with GSCP and Stone Street, the "Limited Partnerships"), Stone Street Performance Corp. ("Performance Corp."), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group" and, together with GSCP, GS Advisors, Stone Street, Bridge Street, Performance Corp. and Goldman Sachs, the "Reporting Persons"). The principal business address of each of the Reporting Persons is 85 Broad Street, New York, New York 10004.

Explanation of Responses:

01: The securities reported herein as purchased and sold were purchased and sold and may be deemed to be beneficially owned directly by Goldman Sachs. Without admitting any legal obligation, Goldman Sachs will remit appropriate profits, if any, to the Company.

02: Goldman Sachs may be deemed to own beneficially and directly and GS Group may be deemed to own beneficially and indirectly 1,600 shares of common stock of VoiceStream Wireless Corporation ("Common Stock"). GS Group may be deemed to own beneficially and directly 68,821 shares of Common Stock. Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 9,730,208 shares of Common Stock through the Limited Partnerships. Affiliates of Goldman Sachs and GS Group are the general partner or managing general partner of the Limited Partnerships. Goldman Sachs is the investment manager of GSCP. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group. The Reporting Persons, other than Goldman Sachs and GS Group, disclaim beneficial ownership of the securities owned directly by Goldman Sachs or GS Group. Goldman Sachs and GS Group each disclaim beneficial ownership of the securities owned by the Limited Partnerships except to the extent of their pecuniary interest therein.

GSCP may be deemed to own beneficially and directly and its general partner, GS Advisors, may be deemed to own beneficially and indirectly 8,986,738 shares of Common Stock. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Stone Street may be deemed to own beneficially and directly and its general partner Performance Corp., may be deemed to own beneficially and indirectly 470,401 shares of Common Stock. Performance Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Bridge Street may be deemed to own beneficially and directly and its managing general partner Performance Corp., may be deemed to own beneficially and indirectly 273,069 shares of Common Stock. Performance Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

03: These options were granted pursuant to the VoiceStream Wireless Corporation 1999 Management Incentive Stock Option Plan in connection with Western Wireless Corporation's spin-off of the shares of common stock of VoiceStream Wireless Corporation owned by it to the holders of Class A common stock and Class B common stock of Western Wireless Corporation ("Spin-Off"), in respect of vested options granted to a managing director of Goldman Sachs in his capacity as a director of Western Wireless Corporation. That managing director also serves as a director of VoiceStream Wireless Corporation (the "Company"). That managing director has an understanding with GS Group pursuant to which he holds the stock options for the benefit of GS Group.

04: These options were granted pursuant to the VoiceStream Wireless Corporation 1999 Management Incentive Stock Option Plan in connection with the Spin-Off in respect of unvested options granted to a managing director of Goldman Sachs in his capacity as a director of Western Wireless Corporation. That managing director also serves as a director of the Company. That managing director has an understanding with GS Group pursuant to which he holds the stock options for the benefit of GS Group. These options vest in 3 equal annual installments, beginning January 1, 2000.


**Signatures:

GOLDMAN, SACHS & CO.


By:  s/ Hans L. Reich
     ----------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact



THE GOLDMAN SACHS GROUP, INC.


By:  s/ Hans L. Reich
     ----------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact



GS CAPITAL PARTNERS, L.P.


By:  s/ Hans L. Reich
     ----------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact



GS ADVISORS, L.P.


By:  s/ Hans L. Reich
     ----------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact



STONE STREET FUND 1992, L.P.


By:  s/ Hans L. Reich
     ----------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact



BRIDGE STREET FUND 1992, L.P.


By:  s/ Hans L. Reich
     ----------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


STONE STREET PERFORMANCE CORP.


By:  s/ Hans L. Reich
     ----------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


Date:     October 12, 1999

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.